UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated March 28, 2025

Item 1

RELEVANT INFORMATION

Bogotá, March 28, 2025. Grupo Aval Acciones y Valores S.A. (the “Company”) hereby informs, in accordance with the provisions of numeral 5.5. of article 5.2.4.3.1 of Decree 2555 of 2010, that the ordinary shareholders meeting (the “Meeting”) was held today, with the necessary quorum to deliberate and decide. The following decisions were adopted at the Meeting with the required majorities:

1.	The meeting agenda was approved with 100% of the votes:

2.	The designation of Adriana Zapata Giraldo and Luz Myriam Sánchez Escobar as delegates for the approval of the minute, was approved with 100% of the votes.

3.	The Results and Sustainability Report of the Board of Directors and of the President of the Company, the separated and consolidated Financial Statements and its notes for the period ended on December 31, 2024, were approved with 100% of the votes.

4.	The following distribution of profits was approved with 100% of the votes:

(blank space)

GRUPO AVAL ACCIONES Y VALORES S.A. PROPOSED DISTRIBUTION OF PROFITS FOR THE PERIOD BEGINNING ON JANUARY 1ST AND ENDING ON DECEMBER 31St, 2024 GENERAL MEETING OF SHAREHOLDERS
Net Income			999,886,145,437.08

With tax benefit		709,421,434,622.37
Without tax Benefit		290,464,710,814.71

Plus: Occasional reserve release at the disposal of the General Meeting of Shareholders			7,366,472,809,706.07
Year 2019 and following		7,374,076,997,645.87
With tax benefit	5,985,797,385,779.14
Without tax benefit	1,388,279,611,866.73

Effects from OCI realizations recognized through the equity method in Subsidiaries		(7,604,187,939.80)
To be taken from income without Benefit from year 2022	(7,604,187,939.80)

Total income available at the disposal of the General Meeting of Shareholders:			8,366,358,955,143.15

To distribute a cash profit of $2.30 per share and per month during the months of April 2025 to March 2026, both months included over 23,743,475,754 shares subscribed and paid as of the date of this meeting			655,319,930,810.40

The dividends will be taken from the profits of year 2019, subject to be distributed with benefit for the shareholders.
Note: Dividends will be paid within the first ten (10) days of each month according with applicable regulation.	655,319,930,810.40

The profits corresponding to the month of April 2025, will be paid from the fourth trading day following the date on which the General Assembly of Shareholders approves the distribution of profits, that is, as of April 3; in this month the profit payment will be made until April 14.

Occasional reserve at the disposal of the General Meeting of Shareholders			7,711,039,024,332.75

Total, with benefit:		6,039,898,889,591.11
Year 2024	709,421,434,622.37
Year 2023	723,037,875,251.11
Year 2022	1,152,899,630,732.30
Year 2021	1,654,047,965,428.84
Year 2020	1,535,096,023,015.28
Year 2019	265,395,960,541.21
Total, without tax benefit:		1,671,140,134,741.64
Year 2024	290,464,710,814.71
Year 2022	1,380,675,423,926.93

TOTAL			8,366,358,955,143.15

   NOTES:

1.       The profits that are distributed from the profits of 2017 and following years, are subject to withholding tax at the source of dividends, in accordance with articles 242, 242-1 and 245 of the E.T. (Colombian Tax Law)

2.       Pursuant to article 242-1 of E.T. and in accordance with Regulatory Decree 1457/2020, the withholding at the source of dividends will be transferred to all shareholders according to their participation, as a lower value to pay.

5.	In addition to the aforementioned decisions, the Company informs the ex-dividend dates applicable in Colombia pursuant to local regulation:

Ex dividend April 2025 - March 2026 (*)
Month	Initial ex dividend date	Final ex dividend date
April 2025	31.03.2025	03.04.2025
May 2025	25.04.2025	02.05.2025
June 2025	27.05.2025	03.06.2025
July 2025	24.06.2025	01.07.2025
August 2025	28.07.2025	01.08.2025
September 2025	26.08.2025	01.09.2025
October 2025	25.09.2025	01.10.2025
November 2025	28.10.2025	04.11.2025
December 2025	25.11.2025	01.12.2025
January 2026	26.12.2025	02.01.2026
February 2026	27.01.2026	02.02.2026
March 2026	24.02.2026	02.03.2026

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

6.	The following proposal by the shareholder Adminegocios S.A.S. was approved ratifying the Board of Directors for the period from March 31, 2025, to April 1, 2026:

BOARD OF DIRECTORS – GRUPO AVAL ACCIONES Y VALORES S.A.

2025 – 2026

DIRECTORS

LUIS CARLOS SARMIENTO GUTIÉRREZ
MAURICIO CÁRDENAS MÜLLER
FABIO CASTELLANOS ORDÓÑEZ (*)
ANDRÉS ESCOBAR ARANGO (*)
LUIS FERNANDO LÓPEZ ROCA (*)
ESTHER AMÉRICA PAZ MONTOYA (*)
JOSÉ MAURICIO SALGAR HURTADO (*)
JORGE SILVA LUJÁN (*)
ALVARO VELÁSQUEZ COCK

(*) Independent members (pursuant to Colombian regulation).

The approved fees for attendance at each meeting of the Board of Directors are eleven million five hundred seventy two thousand Colombian pesos (COP $11,572,000) and two million one hundred four thousand Colombian pesos (COP $2,104,000) for attendance at each Board of Directors committee. The approval was made with 99.98% of the votes.

7.	The Meeting appointed KPMG S.A.S as the Company's External Auditor for a period of one (1) year. KPMG will appoint the individuals who will hold the positions of Principal and Alternate External Auditor of the Company on behalf of the firm. The annual fee approved by the Shareholdersis one hundred seventeen million three hundred forty thousand Colombian pesos (COP 117,340,000) plus VAT. The approval was made with 100% of votes.

8.	No further proposals or miscellaneous matters were raised, and the meeting was adjourned at 10:30 a.m.

All processes and authorizations necessary to carry out the meeting of Shareholders were completed satisfactorily.

The meeting of Shareholders had the authority to deliberate and decide the matters proposed in the agenda.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel